Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

03007250

SUPPL

February 28, 2003

RECEIVED MAR 10 2003

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope. Please note that our office has moved and is now located at the address reflected above.

Sincerely yours,

Donna Balon
Vice President

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

3/13

v\mb\ltr\Sec12s.doc

28 February 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 28 February 2003 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 851.25 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

27 February 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 27 February 2003 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 853.71 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

26 February 2003

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 26 February 2003 it purchased for cancellation 100,000 of its 10p ordinary shares at a price of 848.95 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7285 3181

Man Group plc
25 February 2003

25 February 2003

AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 24 February 2003, the Net Asset Value of AHL Diversified Futures Ltd was US$21.75, up 5.12% from the previous week.

Contacts:

David Browne	Man Group plc	020 7285 3000
Paul Lockstone	Merlin Financial	020 7606 1244

IMPORTANT
This material is not an invitation to make a deposit with AHL Diversified Futures Limited (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investment Products Limited is regulated in the UK by the FSA.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investment Products at www.manip.ch.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Prudential plc

We have been informed that Prudential plc no longer has a notifiable interest under Section 198 of the Companies Act 1985 in the issued share capital of Man Group plc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Prudential plc and all of its subsidiary companies.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

N/A

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

Unknown

8. Percentage of issued class

Unknown

9. Class of security

Ordinary shares of 10p each

10. Date of transaction

Unknown

11. Date company informed

17 February 2003

12. Total holding following this notification

Unknown

13. Total percentage holding of issued class following this notification

Unknown

14. Any additional information

N/A

15. Name of contact and telephone number for queries

Mr Barry Wakefield Tel 020 7285 3254

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke

Date of notification

17 February 2003

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Man Group plc

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First Man multi-strategy/multi-adviser product to be offered in both capital and income bonds

10 February 2003

Man Investment Products today announced the launch of a new capital guaranteed structured product, Man Multi-Strategy Series 5 Ltd ('Series 5'). Series 5 is the first in the Man Multi-Strategy product family to *offer capital ('Series 5 Capital') and income ('Series 5 Income') bonds, providing investors with the choice* of how they access this innovative product structure. Both Series 5 Capital and Series 5 Income will provide investors with efficient access to Man's successful multi-strategy/multi-adviser investment approach, the Man Multi-Strategy portfolio. Series 5 Capital and Series 5 Income will also enjoy the benefit of capital guarantees provided by ABN AMRO Bank N.V.§, which ensure investors the return of at least 100% of their initial investment at maturity. Man Investment Products is part of Man Group plc, a leading global provider of alternative investment products and futures brokerage services that is listed on the London Stock Exchange and is a constituent of the FTSE 100 index of major companies.

Series 5 Capital provides investors conventional access to the Man Multi-Strategy portfolio and will be offered in both EUR and USD classes. It will target similar risk-adjusted returns to previous products in the Man multi-strategy family (annualised returns of around 17% for an annualised volatility of around 12%)1 as well as provide the benefit of capital guarantees and a profit lock-in feature.

Series 5 Income has been structured to appeal to the more risk-conscious investor, initially targeting annualised returns of around 14% for an annualised volatility of around 9%.2 For the first four years, investors in Series 5 Income will also receive a fixed annual coupon payment of 2%, calculated on the face value of the bonds held on each coupon payment date, after which time it will aim to pay a coupon up to prevailing one-year USD LIBOR rates.

The ability of the Man Multi-Strategy portfolio to generate returns and protect investors' capital during difficult market conditions for traditional assets has been highlighted by the performance of Man Multi-Strategy Guaranteed Limited, the first product in the family. As at 31 December 2002, Man Multi-Strategy Guaranteed Limited had substantially outperformed traditional investments, producing a total return of 38.4%3 since inception - compared to –40.1% for world stocks and 24.5% for world bonds over the same period.

Both *Series 5 Capital and Series 5 Income will enjoy the benefit of principal protection.* The capital guarantees provided by ABN AMRO Bank N.V.§ ensure investors the return of at least 100% of their initial investment in respect of those bonds held at maturity (subject to the terms of the guarantees). The ABN AMRO group is a global banking group offering a wide range of commercial and investment banking products and services on a worldwide basis through its network of approximately 3,400 offices and branches in more than 60 countries. The ABN AMRO group ranks 10th in Europe and 22nd in the world based on tier 1 capital and has total assets of EUR 607.5 billion at 30 June 2002.

The release of Series 5 follows the successful launch of Man Multi-Strategy Series 4 Ltd, in which total aggregate subscriptions in USD terms amounted the equivalent of USD 365 million. "By offering investors a choice of how they access the Man Multi-Strategy portfolio, Series 5 caters to a very wide range of investors", says Christoph Moeller, Man's sales director and chief executive officer in Switzerland. "Investors in this innovative product structure can choose between the four-year guaranteed income that Series 5 Income offers or the potential for higher initial capital appreciation targeted by Series 5 Capital."

Man Multi-Strategy Series 5 Ltd will be available to investors from 10 February to 21 March 2003.

For further information, please contact:

Christof Grossegger
Divisional Communications Manager
Man Investment Products, Switzerland
Tel. +41 (0) 55 415 36 36
Cgrossegger@maninvestmentproducts.com

Paul Lockstone
Merlin Financial Communications, London
Tel. +44 (0) 207 606 1244
plockstone@merlinfinancial.com

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